Exhibit 15.1

GENERATION INCOME PROPERTIES, INC.

ANNOUNCES CASH DIVIDEND

FOR IMMEDIATE RELEASE

Tampa, FL – May 21, 2019 - Generation Income Properties, Inc. (the “Company”) announced on May 21, 2019 through the company’s newsletter that its board of directors authorized a $0.105, per share cash dividend for shareholders of record of the Company’s common stock as of May 1, 2019, which continues the same cash dividend per share as paid in November of 2018. This dividend is expected to be paid on or about June 17, 2019.

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. We invest primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations. For example, this press release states that the Company’s dividend rate on the Company’s common stock is $0.10 per share. A possible implication of this statement is that the Company will continuously pay dividends on the Company’s common stock of $0.10 per share. The Company’s dividend rates are set and may be reset from time to time by its board of directors. In addition, David Sobelman, the Company’s president, waived his dividend so that shareholders would receive a greater dividend for this period. Mr. Sobelman shall be entitled to receive future dividends and his waiver for this dividend shall not act as a waiver for future dividends. The Company’s board of directors will consider many factors when setting dividend rates, including the Company’s historical and projected income, normalized funds from operations, the then current and expected needs and availability of cash to pay the Company’s obligations, distributions which may be required to be paid to maintain the Company’s tax status as a real estate investment trust and other factors deemed relevant by the board of directors in its discretion. Accordingly, future dividend rates may be increased or decreased and there is no assurance as to the rate at which future dividends will be paid. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

GIPREIT.COM